Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Second Quarter		First Six Months
	2009	2008	2009	2008
Computation of Earnings:
Income before income taxes	$20,743	$26,258	$32,626	$19,499
Add:
Interest expense	9,350	9,347	18,043	19,167
Amortization of debt premium/discount and expenses	615	610	1,218	1,225
Interest portion of rent expense	379	334	725	642

Earnings as adjusted	$31,087	$36,549	$52,612	$40,533

Computation of Fixed Charges:
Interest expense	$9,350	$9,347	$18,043	$19,167
Capitalized interest	(28)	103	51	261
Amortization of debt premium/discount and expenses	615	610	1,218	1,225
Interest portion of rent expense	379	334	725	642

Fixed charges	$10,316	$10,394	$20,037	$21,295

Ratio of Earnings to Fixed Charges	3.01	3.52	2.63	1.90